UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from: ________ to: __________

                         Commission File Number: 1-7211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    IONICS SECTION 401(k) STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Ionics, Incorporated
                                 65 Grove Street
                               Watertown, MA 02472



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                              REQUIRED INFORMATION



A. Financial Statements and Schedule:
                                                                                                             Page

       Independent Auditors' Report                                                                            4

       Financial Statements:                                                                                   5

         Statements of Net Assets Available for Benefits at December 31, 2003 and 2002                         5

         Statement of Changes in Net Assets Available for Benefits for the year ended December 31,
         2003                                                                                                  6

       Notes to Financial Statements                                                                           7

       Supplemental Schedules:                                                                                11

         Schedule of Assets Held for Investment Purposes at December 31, 2003                                 11

B. Exhibits 12

       23.1  Consent of Independent Registered Public Accounting Firm                                         13

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                                   SIGNATURES

Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              IONICS SECTION 401(k)
                              STOCK SAVINGS PLAN


Date: June 28, 2004           By:  /s/Daniel M. Kuzmak
                                   -------------------
                                   Daniel M. Kuzmak, Member
                                   Plan Administrative Committee




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                          INDEPENDENT AUDITORS' REPORT


Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Ionics Section 401(k) Stock Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                      /s/ BELANGER & COMPANY, P.C.
                                      ----------------------------
                                      BELANGER & COMPANY, P.C.
                                      CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 2, 2004



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               IONICS SECTION 401(k) STOCK SAVINGS PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                     December 31,
                                                     ------------
                                                 2003                2002
                                                 ----                ----
Assets:

     Investments (see Note C)                 $31,120,078         $23,312,269
Receivables:

     Employer contribution                         42,535              51,917
     Participant contributions                    226,780             221,992

     Total receivables                            269,315             273,909

     Total assets                              31,389,393          23,586,178

Liabilities                                             0                   0

Net assets available for benefits             $31,389,393         $23,586,178
                                              ===========         ===========

See accompanying notes to the financial statements.




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                    IONICS SECTION 401(k) STOCK SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                  Year Ended
                                                              December 31, 2003
Additions:

  Additions to net assets attributed to:

  Investment income:

    Net appreciation in fair value of investments (see Note C) $ 7,138,609
    Interest                                                       132,259
    Dividends                                                      113,452
                                                               ------------
                                                                 7,384,320
                                                               ------------
   Contributions:

     Participant                                                  2,972,015
     Employer                                                       599,852
                                                               -------------
                                                                  3,571,867
                                                               -------------
   Total additions                                               10,956,187

Deductions:

   Withdrawals by and distributions to participants              (3,152,972)
                                                               --------------

     Net increase                                                 7,803,215

   Net assets available for benefits:

     Beginning of year                                           23,586,178
                                                               --------------

         End of year                                           $ 31,389,393
                                                               ==============

See accompanying notes to the financial statements.




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                    IONICS SECTION 401(k) STOCK SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



A.       Description of Plan

The following description of the Ionics, Incorporated and domestic subsidiaries ("Company") 401(k) Plan (Plan) provides only general information. Participations should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1. General. The Plan is a defined contribution plan covering all permanent employees of the Company working at least 20 hours per week. Employees become eligible to participate effective as of the first day of the month coincident with or next following the employee's date of hire.

     2. Contributions. Each year, participants may contribute up to 12 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. During 2003, the investment options were changed with some funds being replaced and other funds added, bringing mutual funds offered from seven to eleven. Company stock is also offered as an option. The Company contributes 50% of the first 6 percent of base compensation that a participant contributes to the Company stock portion of the Plan. The matching Company contribution is invested directly in Ionics, Incorporated common stock. Contributions are subject to certain limitations.

     3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     4. Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service ranging from 33 1/3% after two years to 100% after four years.

     5. Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest rates that are commensurate with local prevailing rates as determined by the Plan administrator.

     6.   Payment  of  Benefits.   On  termination  of  service  due  to  death,
          disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over the life expectancy of the Participant (or the joint life expectancy of the Participant and spouse or beneficiary).

     7. Plan Expenses. The Plan provides that the Company shall pay all expenses of the Plan and its administration.




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B.       Summary of Accounting Policies

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Investment of the Plan in Ionics, Incorporated Common Stock is stated at the last sales price on December 31 as reported on the New York Stock Exchange. Shares of mutual funds are valued at the Net Asset Value of shares held by the Plan at year-end.

         Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C.       Investments

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                           December 31,
                                                    ---------------------------
                                                         2003         2002
                                                    ------------   ----------
Ionics, Incorporated common stock, 529,914 and
  493,893 shares, respectively                    $ 16,877,691 *  $ 11,260,760*

Puritan Fund, 118,828 shares                          N/A            1,876,296

Contrafund, 99,891 shares                             N/A            3,866,793

Ionics Stable Value Fund                             1,972,930       1,786,105

Mainstay Balanced Fund, 126,880 shares               3,102,227         N/A

Federated Capital Appreciation, 194,913 shares       4,652,571         N/A

Oppenheimer Global Fund, 29,837 shares               1,536,590         N/A

*Nonparticipant-directed


         During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,138,609 as follows:

Mutual funds                                 $2,086,394

Ionics, Incorporated common stock             5,052,215
                                           -------------
                                             $7,138,609
                                           =============

D.       Nonparticipant-Directed Investments

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:



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                                                     December 31,
                                         --------------------------------------
                                               2003                 2002
                                         -----------------    -----------------
Net assets:

     Common stock                            $ 16,877,761          $ 11,260,76
                                         =================    =================

                                                                 Year Ended
                                                                  12/31/03
                                                              -----------------
Changes in net assets:

     Contributions                                                  $ 1,421,69
     Net appreciation                                                 5,052,21
     Benefits paid to participants                                     (856,904)
                                                              -----------------
                                                                    $ 5,617,00
                                                                ===============

E.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

F.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:


                                                             2003                 2002
                                                       -----------------    ------------------
Net assets available for benefits per the financial
     statements                                            $ 31,389,393          $ 23,586,178

Amounts allocated to withdrawing participants                  (378,916)               (4,115)
                                                       -----------------    ------------------

Net assets available for benefits per the Form 5500        $ 31,010,477          $ 23,582,063
                                                       =================    ==================

         The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form
         5500:

Distributions to participants per the financial
     statements                                             $ 3,152,972

Add: Amounts allocated to withdrawing
     participants at December 31, 2003                          378,916

Less: Amounts allocated to withdrawing
     participants at December 31, 2002                           (4,115)
                                                       -----------------

Benefits paid to participants per Form 5500                 $ 3,527,773
                                                       =================


         Amounts allocated to withdrawing participants are recorded on the Form
         5500 for benefit claims that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.



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G.       Tax Status

         The Plan was amended and restated effective on January 1, 2002 and further amended on November 18, 2002 and December 23, 2002. The
         Internal Revenue Service has determined and informed the Company by a letter dated April 20, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue
         Code (IRC). Management believes that the Plan is currently being operated in compliance with the requirements of the IRC.




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Attachment to Form 5500
Schedule H, Line 4 I
EIN: 04-2068530
Plan Number 003

                                   Schedule I

                    IONICS SECTION 401(k) STOCK SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 2003


                                             Face Amount                                    Current
Description of Investment                  Shares or Rate              Cost                  Value
------------------------------             ----------------        --------------        ---------------

Ionics, Incorporated
     Common Stock                                  529,914          $ 14,025,036           $ 16,877,761

Fidelity Advisor:
     Dividend Growth                                18,748               194,828                210,546
     Diversified International                       5,505                79,295                 86,486

Mainstay Institutional:
     Indexed Bond                                   45,819               497,662                502,176
     S&P 500 Index Fund                             32,833               866,716                841,171
     Balanced Fund                                 126,880             2,861,694              3,102,227
     Money Market                                                        215,123                215,123

AIM Mid Cap Core Equity Fund                         3,423                85,081                 92,137

PIMCO Total Return Fund                              5,555                59,846                 59,489

Federated Capital Appreciation                     194,913             4,188,967              4,652,571

Strong Advisor Small Cap Value                       8,053               196,780                221,693

Oppenheimr Global Fund                              29,837             1,262,564              1,536,589

Ionics Stable Value Fund                                               1,972,930              1,972,930

Participant Loans
     (rate of interest 5.50% to 11.00%)                                        0                749,179
                                                                   --------------        ---------------
                                                                    $ 26,506,522           $ 31,120,078
                                                                   ==============        ===============

See accompanying notes to the financial statements.



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                                  Exhibit Index

Exhibit No.                                             Description
-----------                                             -----------

   23.1                                     Consent of Belanger & Company, P.C.






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                                                                    Exhibit 23.1

                            BELANGER & COMPANY, P.C.

           A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
                                6 Courthouse Lane
                         Chelmsford, Massachusetts 01924
                                  (978)458-3700
                               Fax (978) 458-1574




                  Exhibit No. 23.1 to Annual Report on Form11-K
                of Ionics, Incorporated 401(k) Stock Savings Plan
                      for the year ended December 31, 2003






                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of the Ionics Section 401(k) Stock Savings Plan on Form S-8 (Registration Nos. 33-2092 and 333-109103) of our report dated June 2, 2004 on our audits of the financial statements of the Ionics Section 401(k) Stock Savings Plan as of December 31, 2003 and 2002, which report is included in this Annual Report on Form 11-K of the Plan.


                                 /S/BELANGER & COMPANY, P.C.
                                 ---------------------------
                                 BELANGER & COMPANY, P.C.
                                 CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 28, 2004